Himalaya Shipping Ltd. (HSHP) – Mandatory Notification of Trade

Hamilton, Bermuda, May 22, 2026

Lars-Christian Svensen, Contracted CEO, has acquired 4,000 shares in the Company at an average price of NOK131.36 per share.

Following the above transaction, Mr. Svensen owns 23,186 shares and 185,000 share options in the Company.

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities
Trading Act.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.